Exhibit 99.1

FCA to announce 2020 First Quarter Results on May 5

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the first quarter 2020 will be released on Tuesday, May 5, 2020.
A live audio webcast and conference call of the 2020 first quarter results will begin at 1:00 p.m. BST / 2:00 p.m. CEST / 8:00 a.m. EDT on Tuesday, May 5.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 29 April 2020

For further information:
Email: mediarelations@fcagroup.com
www.fcagroup.com